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                                                                    Exhibit 99.1

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


8300 Woodbine Avenue, 5th Floor                       Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                     Telephone: (905) 479-8762

                     FOR IMMEDIATE RELEASE: October 6, 2005

     CoolBrands International Inc. Appoints Robert E. Baker as Lead Director

Toronto, Canada, October 6, 2005 - CoolBrands International Inc. (TSX: COB.SV.A) today announced that the Board of Directors has appointed independent board member Robert E. Baker to the newly created position of lead director. The appointment is consistent with CoolBrands' continuing commitment to meet higher standards of governance, accountability and transparency.

As lead director, Mr. Baker will be principally responsible for coordinating the activities of the independent directors and presiding over executive sessions of that group as well as facilitating communications between the independent directors and management. Such position was established based upon a recommendation of the Corporate Governance Committee as part of its ongoing review of the Company's corporate governance practices.

"The Company has made great strides over the past year to ensure it is meeting higher standards of corporate governance. I look forward to continuing to contribute to this effort, and to providing independent, strategic leadership on the Board. An important part of these responsibilities will be to work closely with management to build and maintain shareholder value," said Mr. Baker.

Michael Serruya, Co-Chairman of the Board, added, "Bob has been a valuable and active contributor to the Board since he joined us earlier this year, and we are very appreciative of his commitment to the Company. He brings both industry expertise, as well as sound judgment and impeccable integrity to the lead directorship position."

Mr. Baker has been a member of the Board since March 2005 and serves on the Board's compensation and governance committees. Mr. Baker is currently President of Puroast Coffee. From 1999 until 2003, he was Vice President, Market Strategy at ConAgra Foods. He previously held executive management positions at Dean Foods and Kraft Foods. He currently serves as a board member of the Milk Processors Education Program.

         About CoolBrands International:

CoolBrands International markets a broad range of ice creams and frozen snacks under a Family of Brands that includes Eskimo Pie, Godiva Ice Cream, Whole Fruit Sorbet, Snapple On Ice Pops, Tropicana Fruit Bars, No Pudge! Frozen Snacks, Crayola Color Pops, Yoplait Frozen Yogurt and many other well recognized brand names. CoolBrands also manufactures markets and sells fresh yogurt products, including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national



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retailers, food companies and restaurant chains. CoolBrands' Foodservice
Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.


         For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.